FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York – AG   December 1, 2014
Toronto – FR
Frankfurt – FMV
Mexico - AG

Supreme Court of Canada Dismisses Appeal Application by Hector Davila Santos

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or "First Majestic") is pleased to announce that the Supreme Court of Canada has dismissed the leave to appeal application by Hector Davila Santos ("Davila Santos") and Minerales y Minas Mexicanas, S.A. de C.V. ("MMM") against the Company.

As previously announced, on April 24, 2013 the Supreme Court of British Columbia awarded judgment of CDN$96.3 million (USD $85.0 million) in favour of First Majestic in the litigation against Davila Santos and MMM. The subsequent appeal of this judgment by Davila Santos and MMM was dismissed on June 5, 2014 by the British Columbia Court of Appeal for failure by Davila Santos and MMM to comply with a court order.

On June 27, 2014, Davila Santos and MMM filed an application for leave to appeal to the Supreme Court of Canada. On November 27, 2014, the Supreme Court of Canada dismissed their application.

Other than the funds of CDN$14.9 million previously obtained by the Company, the Company has not received any payment of the trial judgment, leaving the amount of approximately CDN$81.0 million (USD$71.5 million) unpaid. The Company cautions that it may have to take additional legal actions to try to recover this amount. The outcome of any such proceedings is not presently determinable.

Dollar amounts referred to in judgments are stated in Canadian dollars and the U.S. dollar equivalents are based on the current exchange rate and subject to change due to currency exchange rate fluctuations, including changes to U.S. dollar equivalents previously reported.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"Keith Neumeyer"

Keith Neumeyer, President & CEO

{4022-001/01123281.DOC.3}

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: additional court proceedings and recovery of judgment amounts.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the recognition of Canadian judgments under Mexican law and the insufficiency of the defendants' assets to satisfy the judgment amount.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

{4022-001/01123281.DOC.3}